Exhibit 99.1

ICON Reports Fourth Quarter and Full Year 2020 Results

Highlights

●	Record net business wins in the quarter of $1,080 million; a book to bill of 1.42. Full year net business wins of $3.8 billion; a net book to bill of 1.38.

●	Record closing backlog of $9.7 billion, an increase of 13.4% year on year.

●
Quarter 4 reported revenue of $760.2 million representing a year on year increase of 4.8% and 8.3% increase on Quarter 3 2020. Full year reported revenue of $2,797 million representing a 0.3% year on year decrease.

●
Adjusted earnings per share attributable to the Group for the quarter of $1.90, compared to $1.83 in Quarter 4 2019. Full year adjusted earnings per share* attributable to the group of $6.53, compared to $6.88 in 2019.

●	Strong cash generation resulting in a record net cash position of $494 million. Days sales outstanding reduced to 41 days from 54 days at December 31, 2019.

●
Full year 2021 revenue guidance in the range of $3,200 - $3,300 million, a year over year increase of 14.4% - 18.0%. Full Year 2021 earnings per share guidance in the range of $8.10 - $8.50, a year over year increase of 24.0% - 30.2%.

●	ICON announces that it will acquire PRA Health Sciences to create a world leading healthcare intelligence and clinical CRO. (details covered in separate press release)

*before non-recurring charges.

Dublin, Ireland, February 24th, 2021 – ICON plc (NASDAQ: ICLR), a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations, today reported its financial results for the fourth quarter ended December 31, 2020.

CEO Dr. Steve Cutler commented, “Quarter 4 represented a very strong end to 2020 with ICON securing record net business wins of $1,080 million, delivering a quarterly book to bill of 1.42 and growing our backlog to over $9.7 billion, an increase of 13% year on year. As a result, revenue grew 5% to $760 million compared to the same quarter last year and earnings per share increased by 4% to $1.90.

On a standalone company basis, we expect 2021 to be another year of robust revenue and earnings growth with revenue guidance in the range of $3,200 - $3,300 million, a year over year increase of 14% - 18% and earnings per share guidance in the range of $8.10 - $8.50, a year over year increase of 24% - 30%.

I am incredibly proud of our entire workforce and would like to thank them for their tireless efforts and resilience throughout this challenging year. I want to reiterate my continued appreciation for their dedication and commitment as we look forward to another year of strong progress during 2021.”

Fourth Quarter 2020 Results

Gross business wins in the fourth quarter were $1.3 billion and cancellations were $205 million. This resulted in net business wins of $1,080 million and a book to bill of 1.42.

Reported revenue for Quarter 4 was $760.2 million. This represents a year on year increase of 4.8% or 3.3% on a constant currency basis.

Reported income from operations in the quarter was $119.9 million or 15.8% of revenue compared to $115.3 million or 15.9% of revenue for Quarter 4 2019. This represents a year on year increase of 3.9%.

Reported net income attributable to the Group for the quarter was $101.2 million or 13.3% of revenue compared with $99.0 million or 13.6% of revenue in Quarter 4 2019. This represents year on year growth of 2.2%.

Adjusted earnings per share attributable to the Group on a diluted basis was $1.90, compared to $1.83 per share for Quarter 4 2019. This represents a year on year increase of 4.0%.

On a comparative basis, non-GAAP days sales outstanding were 41 days at December 31, 2020, compared with 45 days at the end of September 2020 and 54 Days at the end of December 2019.

Full Year 2020 Results

Gross business wins were $4.6 billion and cancellations were $725 million. This resulted in net business wins of $3.8 billion and a book to bill of 1.38.

Full year reported revenue was $2,797 million. This represents a year on year decrease of 0.3% or 0.5% on a constant currency basis.

Full year reported income from operations* was $409.6 million or 14.6% of revenue compared to $433.4 million or 15.4% of revenue for the equivalent prior year period.

Full year reported net income* attributable to the Group was $348.2 million or 12.4% of revenue compared with $374.0 million or 13.3% of revenue for the equivalent prior year period.

Adjusted earnings per share* attributable to the Group on a diluted basis was $6.53, compared to $6.88 per share for the equivalent prior year period.

During the year the company recorded a charge of $18.1 million in relation to restructuring costs. Full year US GAAP income from operations amounted to $391.5 million or 14.0% of revenue. Full year US GAAP net income attributable to the Group was $332.3 million or $6.15 per diluted share, compared to $6.79 per share for the equivalent prior year period.

Cash generated from operating activities for the year was $568.0 million. During the year, $37.8 million was spent on acquisitions (net of cash acquired), $43.9 million on purchasing non-controlling interests, $51.1 million on capital expenditure and $175.0 million worth of stock was repurchased at an average price of $141.68. As a result, at December 31, 2020, the Group had net cash of $493.6 million, compared to net cash of $220.3 million at the end of December 2019.

*before non-recurring charges.

COVID-19 Update

ICON continues to closely monitor and assess the evolving pandemic situation.  The welfare and safety of ICON’s employees, customers and patients remains the Company’s highest priority. ICON is taking guidance from global health authorities, such as World Health Organisation (WHO) and Centers for Disease Control and Prevention (CDC), as well as regional health authorities and governments to ensure that ICON protects the safety and welfare of employees and abides by government directives in various jurisdictions.

COVID-19 continues to affect our global business.  However, the impact continues to be lower than experienced at the peak in Q2 2020.  Where on-site monitoring is not possible we continue to use alternative approaches including remote and risk based monitoring and ‘at home’ services delivered through our Symphony Clinical Research group.

Since February 2020, ICON has mobilised its vaccine resources to address the COVID-19 global threat, including its ability to conduct home-based trials to minimise infection. The company is currently providing clinical monitoring and safety oversight on more than 120 COVID-19 trials for both the private and government sectors.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

Adjusted earnings per share attributable to the Group (Non-GAAP) has been computed by dividing non-GAAP net income attributable to the Group by the weighted average number of shares outstanding.  GAAP earnings per share attributable to the Group has been computed by dividing net income attributable to the Group plus a GAAP charge associated with non-controlling interest in MeDiNova Research (“MeDiNova”) by the weighted average number of shares outstanding.  ICON purchased a majority shareholding in MeDiNova on May 23, 2019.  ICON exercised its call on the outstanding shares in MeDiNova and derecognized the non-controlling interest effective from March 2020.

ICON will hold a conference call today, February 24th, 2021 at 8:30 EST [13:30 Ireland & UK].  This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com.  A recording will also be available on the website for 90 days following the call.  In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”.  This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

In addition, as announced, ICON and PRA Health Services (“PRA”) have entered into a definitive merger agreement. This communication does not constitute an offer to sell or buy or the solicitation of any offer to buy or sell any securities, nor shall there be any sale of securities in a jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting regulatory requirements of Section 10 of the Securities Act of 1933. In connection with the proposed transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. ICON and PRA will file other documents regarding the proposed transaction with the SEC.

Before making any voting or investment decisions, investors and security holders of ICON and PRA stock are encouraged to carefully read the entire registration statement and proxy statement prospectus when filed and made available on each of our websites and at sec.gov.

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 16,000 employees in 93 locations in 41 countries as at December 31, 2020. For further information about ICON, visit: www.iconplc.com and www.iconplc.com/pra

Source: ICON plc
Contact: Investor Relations +1888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance and Investor Relations +353 1 291 2000
All at ICON.

ICON/ICLR-F

ICON plc
Condensed Consolidated Statements of Operations
(Non-GAAP)
Three and Twelve Months ended December 31, 2020 and December 31, 2019
 (Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December	December	December	December
	31, 2020	31, 2019	31, 2020	31, 2019
Revenue	760,229	725,409	2,797,288	2,805,839

Costs and expenses:
Direct costs	(535,347)	(508,191)	(1,979,883)	(1,974,135)
Selling, general and administrative expense	(87,878)	(86,184)	(341,690)	(336,748)
Depreciation and amortization	(17,145)	(15,708)	(66,126)	(61,550)

Total costs and expenses	(640,370)	(610,083)	(2,387,699)	(2,372,433)

Income from operations	119,859	115,326	409,589	433,406

Net interest expense	(3,173)	(1,848)	(10,295)	(6,417)

Income before provision for income taxes	116,686	113,478	399,294	426,989

Provision for income taxes	(15,169)	(13,617)	(50,136)	(51,133)

Income before share of earnings from equity method investments	101,517	99,861	349,158	375,856

Share of equity method investments	(283)	-	(366)	-

Net income	101,234	99,861	348,792	375,856

Net income attributable to non-controlling interest	-	(854)	(633)	(1,870)

Net income attributable to the Group	101,234	99,007	348,159	373,986

Adjusted net income per Ordinary Share attributable to the Group:

Adjusted basic (non-GAAP)	$1.92	$1.85	$6.59	$6.94

Adjusted diluted (non-GAAP)	$1.90	$1.83	$6.53	$6.88

Weighted average number of Ordinary Shares outstanding:

Basic	52,783,886	53,630,331	52,859,911	53,859,537

Diluted	53,291,849	54,219,975	53,283,585	54,333,461

ICON plc
Condensed Consolidated Statements of Operations
(US GAAP)
Three and Twelve Months ended December 31, 2020 and December 31, 2019
 (Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December	December	December	December
	31, 2020	31, 2019	31, 2020	31, 2019
Revenue	760,229	725,409	2,797,288	2,805,839

Costs and expenses:
Direct costs	(535,347)	(508,191)	(1,979,883)	(1,974,135)
Selling, general and administrative expense	(87,878)	(86,184)	(341,690)	(336,748)
Depreciation and amortization	(17,145)	(15,708)	(66,126)	(61,550)
Restructuring costs	-	-	(18,089)	-

Total costs and expenses	(640,370)	(610,083)	(2,405,788)	(2,372,433)

Income from operations	119,859	115,326	391,500	433,406

Net interest expense	(3,173)	(1,848)	(10,295)	(6,417)

Income before provision for income taxes	116,686	113,478	381,205	426,989

Provision for income taxes	(15,169)	(13,617)	(47,875)	(51,133)

Income before share of earnings from equity method investments	101,517	99,861	333,330	375,856

Share of equity method investments	(283)	-	(366)	-

Net income	101,234	99,861	332,964	375,856

Net income attributable to non-controlling interest	-	(854)	(633)	(1,870)

Net income attributable to the Group	101,234	99,007	332,331	373,986

Net income per Ordinary Share attributable to the Group:

Basic	$1.92	$1.78	$6.20	$6.85

Diluted	$1.90	$1.76	$6.15	$6.79

Weighted average number of Ordinary Shares outstanding:

Basic	52,783,886	53,630,331	52,859,911	53,859,537

Diluted	53,291,849	54,219,975	53,283,585	54,333,461

ICON plc
Summary Consolidated Balance Sheet Data
December 31, 2020 and December 31, 2019
(Dollars, in thousands)

	December 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)

Cash and short-term investments	842,034	569,937
Debt	(348,477)	(349,640)
Net cash/(debt)	493,557	220,297

Net Accounts Receivable	483,072	583,489

Working Capital	979,035	493,728

Total Assets	3,435,606	2,907,512

Shareholder's Equity	1,850,236	1,618,055

ICON plc
Contact:	Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance & Investor Relations +353 1 291 2000
http://www.iconplc.com